UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2020

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Pyxus International, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

8001 Aerial Center Parkway

Address of Principal Executive Office (Street and Number)

Morrisville, North Carolina 27560-8417

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

As previously disclosed, Pyxus International, Inc. (the “Company”) is the successor issuer to Old Holdco, Inc. (formerly known as Pyxus International, Inc.) (“Old Pyxus”), which together with its former subsidiaries Alliance One International, LLC, Alliance One North America, LLC, Alliance One Specialty Products, LLC and GSP Properties, LLC (collectively with Old Pyxus, the “Debtors”) filed voluntary petitions (the “Chapter 11 Cases”) under chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) to implement a prepackaged chapter 11 plan of reorganization in order to effectuate a financial restructuring of the Debtors’ debt. On August 24, 2020 (the “Effective Date”), the Debtors emerged from the Chapter 11 Cases pursuant to an order (the “Confirmation Order”) entered by the Bankruptcy Court on August 21, 2020 that approved and confirmed the Amended Joint Prepackaged Chapter 11 Plan of Reorganization of Pyxus International, Inc. and Its Affiliated Debtors (as supplemented and amended, the “Plan”). In connection with the satisfaction of the conditions to effectiveness as set forth in the Confirmation Order and the Plan, on the Effective Date Old Pyxus completed a series of transactions pursuant to which the business assets and operations of Old Pyxus were vested in a new Virginia corporation, Pyxus Holdings, Inc., which is an indirect subsidiary of the Company, which itself was organized shortly before the Effective Date to facilitate the reorganization contemplated by the Plan.

In light of the matters described above, the Company requires additional time to complete the closing of its books necessary to finalize the preparation of the financial information and disclosures, including the application of fresh-start reporting, to be included in its Quarterly Report on Form 10-Q (the “Form 10-Q”) for the period ended September 30, 2020 and is therefore unable to file, without unreasonable effort and expense, the Form 10-Q within the prescribed time period.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Joel L. Thomas	(919)	379-4300
	(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company is applying Financial Accounting Standards Board ASC Topic 852 – Reorganizations (“ASC 852”) in preparing its condensed consolidated financial statements to be included in the Form 10-Q. Upon the effectiveness of the Plan and the emergence of the Debtors from the Chapter 11 Cases, the Company determined it qualified for fresh-start reporting under ASC 852, which resulted in the Company becoming a new entity for financial reporting purposes on the Effective Date, with the results of Old Pyxus prior to the Effective Date being reported as the results of a predecessor entity. The Company will apply fresh-start reporting using a convenience date of September 1, 2020, based on its evaluation that the events between the Effective Date and September 1, 2020 were not material to the Company’s financial reporting on both a quantitative or qualitative basis. Based on preliminary financial results for the three and six months ended September 30, 2020, the Company anticipates reporting the following significant changes from the three and six months ended September 30, 2019:

•

the combined sales and other operating revenues of the Company and its predecessor for the three and six months ended September 30, 2020 will be significantly less than the sales and other operating revenues of approximately $383 million and $660 million reported, respectively, for the three and six months ended September 30, 2019; and

•

the combined gross profit of the Company and its predecessor for the three and six months ended September 30, 2020 will be significantly less than the gross profit of approximately $60 million and $100 million reported, respectively, for the three and six months ended September 30, 2019; and

•

the Company and its predecessor will have a combined operating loss for each of the three and six months ended September 30, 2020 compared to operating income of approximately $14 million and $8 million reported, respectively, for the three and six months ended September 30, 2019.

The financial information for the three and six months ended September 30, 2020 presented herein is preliminary and subject to change pending the filing of the Form 10-Q.

This Form 12b-25 contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These statements, which are based on current expectations of future events, may be identified by the use of words such as “strategy,” “expects,” “continues,” “plans,” “anticipates,” “believes,” “will,” “estimates,” “intends,” “projects,” “goals,” “targets,” and other words of similar meaning. These statements also may be identified by the fact that they do not relate strictly to historical or current facts. If underlying assumptions prove inaccurate, or if known or unknown risks or uncertainties materialize, actual results could vary materially from those anticipated, estimated, or projected. Some of these risks and uncertainties include:

•

risks and uncertainties relating to the Chapter 11 Cases, including but not limited to: whether the Company’s leaf tobacco customers, farmers and other suppliers might lose confidence in it as a result of the Chapter 11 Cases and may seek to establish alternative commercial relationships, whether, as a result of the Chapter 11 Cases, foreign lenders that have provided short-term operating credit lines to fund leaf tobacco operations at the local level may lose confidence in the Company and cease to provide such funding, and uncertainty and continuing risks associated with the Company’s ability to achieve its goals and continue as a going concern;

•

risks and uncertainties related to the Company’s leaf tobacco operations, including changes in the timing of anticipated shipments, changes in anticipated geographic product sourcing, changes in relevant capital markets affecting the terms and availability of short-term seasonal financing, political instability, currency and interest rate fluctuations, shifts in the global supply and demand position for tobacco products, changes in tax laws and regulations or the interpretation of tax laws and regulations, resolution of tax matters, adverse weather conditions, the impact of disasters or other unusual events affecting international commerce, and changes in costs incurred in supplying products and related services;

•

risks and uncertainties related to the COVID-19 pandemic, including possible delays in shipments of leaf tobacco, including from the closure or restricted activities at ports or other channels, disruptions to the Company’s operations or the operations of suppliers and customers resulting from restrictions on the ability of employees and others in the supply chain to travel and work, border closures, determinations by the Company or shippers to temporarily suspend operations in affected areas, whether the Company’s operations that have been classified as “essential” under various governmental orders restricting business activities will continue to be so classified or, even if so classified, whether site-specific health and safety concerns related to COVID-19 might otherwise require operations at any of the Company’s facilities to be halted for some period of time, negative consumer purchasing behavior with respect to our products or the products of our leaf tobacco customers during periods of government mandates restricting activities imposed in response to the COVID-19 pandemic, and the extent to which the impact of the COVID-19 pandemic on the Company’s operations and the demand for its products may not coincide with impacts experienced in the United States due to the international scope of the Company’s operations, including in emerging markets that may have only recently experienced COVID-19 outbreaks; and

•

risks and uncertainties related to the Company’s new business lines, including with respect to the impact of regulation associated with new business lines, including the risk of obtaining anticipated regulatory approvals for cannabis products in Canada and for nicotine e-liquids products in the United States, uncertainties regarding the regulation of the production and distribution of industrial hemp products and continued compliance with applicable regulatory requirements, uncertainties with respect to the development of the industries and markets of the new business lines, consumer acceptance of products offered by the new business lines, uncertainties with respect to the timing and extent of geographic and product-line expansion, the impact of increasing competition in the new business lines, uncertainties regarding the viability of facilities expansions, the possibility of delays in the completion of facilities expansions and uncertainties regarding the potential production yields of new or expanded facilities, as well as the progress of legalization of cannabis for medicinal and adult recreational uses in other jurisdictions.

A further list and description of these risks, uncertainties and other factors can be found in the “Risk Factors” section of the annual report on Form 10-K of Old Pyxus for the fiscal year ended March 31, 2020, and in its other filings with the Securities and Exchange Commission. The Company does not undertake to update any forward-looking statements that it may make from time to time.

Pyxus International, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

PYXUS INTERNATIONAL, INC.
Date: November 9, 2020	By: /s/ Joel L. Thomas Name: Joel L. Thomas Title: Executive Vice President – Chief Financial Officer